[LETTERHEAD OF WIEN & MALKIN LLC]

November 20, 2007

BY U.S. Mail and FAX to (202) 772-9209

Mr. Wilson K. Lee

Securities and Exchange Commission

Washington, D.C. 20549

Re: 250 West 57th St. Associates L.L.C.

Your File No. 000-02666

Form 10-K for the year ended December 31, 2006

Dear Mr. Lee:

We are responding to your September 27, 2007 letter as follows:

1.Financial Statements and Notes - General - We have engaged an independent accounting firm to audit the financial statements of Fisk Building Associates L.L.C. (the "Lessee") for the years 2004 through 2006. Upon completion, such audited statements shall be included in an amended Form 10-K for the year ended December 31, 2006. Audited Lessee financial statements shall be filed with Form 10-K for the year 2007 and annually thereafter.

As we discussed, we are in the process of submitting a written request to the Office of the Chief Accountant ("OCA") for guidance in having the audit based on Lessee's books and records and in determining additional rent payable to Registrant, i.e., a modified income tax basis of accounting.

2.Disclosure Controls and Procedures - We believe disclosure controls and procedures were effective for the following reasons:

When we file our amendment to the Form 10-K for the year ended December 31, 2006, we will file all of the amended items in their entirety and new certifications. We will revise Item 9a to state the following:

Evaluation of disclosure controls and procedures - The person who functions in the capacity of Registrant's chief executive officer and Registrant's chief financial officer, after evaluating the effectiveness of Registrant's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of December 31, 2006, the end of the period covered by this report, has concluded that Registrant's disclosure controls and procedures were effective and designed to ensure that material information relating to Registrant would be made known to him by others within those entities on a timely basis. In reaching this conclusion, the person who functions in the capacity of Registrant's chief executive officer and Registrant's chief financial officer determined that while this Annual Report has been amended to appropriately include the additional financial statements of the Lessee, the amendment was not the result of any material weakness in Registrant's disclosure controls and procedures. The amendment did not involve any change in the financial statements of the Registrant itself. Instead, the restatement involved the application of complex rules based on our discussions with the Staff of the Securities and Exchange Commission and the Staff's interpretations of those rules related to the inclusion of additional financial statements of an entity that generates income for the Registrant on a contractual basis and not on the basis of any ownership interest held by the Registrant. The Registrant does not conduct activities that are likely to require similar interpretations of complex rules and, accordingly, the person who functions in the capacity of Registrant's chief executive officer and Registrant's chief financial officer does not believe the restatement was the result of a material weakness in the Registrant's disclosure controls and procedures.

                                                                                                                        Very truly yours,

                                                                                                                        /s/ Mark Labell

                   Mark Labell

Senior Vice President, Finance

ML:fm

Enc.

cc: Thomas N. Keltner, Jr.

      Stuart J. Rappaport